EXHIBIT 99.3
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UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


         The following is a general description of the material United States federal income tax consequences of the ownership and disposition of our trust units to a United States unitholder (defined below) that holds our trust units as capital assets. This description is for general information purposes only and is based on the United States Internal Revenue Code of 1986, as amended (referred to as the "Code"), Treasury regulations promulgated under the Code, and judicial and administrative interpretations of the Code and those regulations, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. The tax treatment of a United States unitholder may vary depending upon his particular situation. Some holders (including persons that are not United States persons, banks, insurance companies, tax-exempt organizations, financial institutions, persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax and broker-dealers) may be subject to special rules not discussed below. The discussion below does not address the effect of any state, local or foreign tax law on a United States unitholder. Purchasers of our trust units are advised to consult their own tax advisors with respect to an investment in our trust units.

         For purposes of this description, a "United States unitholder" means a beneficial owner of our trust units that is:

         o        an individual who is a citizen or resident of the United
                  States;

         o a partnership, corporation or other entity organized in or under the laws of the United States or of any political subdivision of the United States;

         o an estate that is subject to United States federal income taxation without regard to the source of its income; or

         o a trust, if a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has made a valid election to be treated as a United States person.

OUR CLASSIFICATION AS A FOREIGN CORPORATION

         Although we are organized as an unincorporated open-end trust under Canadian law, we are classified as a foreign corporation for United States federal income tax purposes under current Treasury regulations. Accordingly, our trust units will be treated as shares of stock of a foreign corporation for United States federal tax purposes. The discussion below reflects this classification and employs terminology consistent with this classification, including references to "dividends" and "earnings and profits".

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OWNERSHIP OF OUR TRUST UNITS

         The United States federal income tax consequences for a United States unitholder of owning our trust units will depend to a significant extent on whether the Trust and/or PrimeWest Energy Inc. are passive foreign investment companies at any time during the unitholder's holding period of our trust units.

         DETERMINING PASSIVE FOREIGN INVESTMENT COMPANY STATUS

         For United States federal income tax purposes, a foreign corporation is classified as a passive foreign investment company for each taxable year in which either:

         o at least 75% of its gross income is "passive" income (referred to as the "income test"), or

         o at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the "asset test").

         For purposes of the income test and the asset test, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of that other corporation. Also, for purposes of the income test and the asset test, passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a related person to the extent that amount is properly allocable to the income of the related person that is not passive income. For these purposes, a person is "related" with respect to a foreign corporation if that person controls the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

         Passive income also includes the excess of gains over losses from some commodities transactions, including some transactions involving oil and gas. Gains from commodities transactions, however, are generally excluded from the definition of passive income if "substantially all" of a merchant's or producer's or handler's business is as an active merchant, producer or handler of those commodities. Applicable Treasury regulations interpret "substantially all" to mean that 85% or more of a producer's taxable income must be gross receipts from sales in the active conduct of a commodities business or certain related activities.

         Under these rules and definitions, we believe that neither the Trust nor PrimeWest Energy Inc. was a passive foreign investment company in 2002 or will be a passive foreign investment company in 2003 or subsequent years but that it is likely that the Trust and/or PrimeWest Energy Inc. were passive foreign investment companies for taxable years before 2002. We note, however, that passive foreign investment company


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status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually. Consequently, we can provide no assurance that we will not be a passive foreign investment company for either the current taxable year or for any subsequent taxable year. United States unitholders are urged to consult their own tax advisors regarding our possible classification as a passive foreign investment company and the consequences if that classification were to occur.

         TAX CONSEQUENCES IF WE ARE NOT OR HAVE NOT BEEN A PASSIVE FOREIGN INVESTMENT COMPANY DURING YOUR HOLDING PERIOD

         DIVIDENDS

         If the Trust is not classified as a passive foreign investment company and it makes a distribution to United States unitholders, a United States unitholder will be required to include in gross income as ordinary income the gross amount of that distribution, to the extent that the distribution does not exceed current or accumulated earnings and profits of the Trust as calculated for United States tax purposes (a "dividend"). These dividends will not be eligible for the dividends received deduction, which is generally allowed to United States corporate shareholders on dividends received from a domestic corporation. Distributions in excess of the Trust's current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of the United States unitholder's tax basis in our trust units and will be applied against and reduce that basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of the units). To the extent that the distribution exceeds the United States unitholder's tax basis, the excess will constitute gain from a sale or exchange of the units.

         FOREIGN TAX CREDITS

         Any tax withheld by Canadian taxing authorities with respect to the dividends on our trust units may, subject to a number of complex limitations, be claimed as a foreign tax credit against a United States unitholder's United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we distribute with respect to our trust units will be "passive income" or, in the case of certain United States unitholders, "financial services income." Because of the complexity of those limitations, each United States unitholder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

         FOREIGN CURRENCY GAINS

         Taxable dividends with respect to our trust units that are paid in Canadian dollars will be included in the gross income of a United States unitholder as translated into U.S. dollars calculated by reference to the exchange rate in effect on the day the dividend is received by the unitholder regardless of whether the Canadian dollars are


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converted into U.S. dollars at that time. A United States unitholder who receives payment in Canadian dollars and converts Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the day of the dividend distribution may have a foreign currency exchange gain or loss that would be treated as United States source ordinary income or loss. United States unitholders are urged to consult their own tax advisors concerning the United States tax consequences of acquiring, holding and disposing of Canadian dollars.

         SALE OR EXCHANGE OF OUR TRUST UNITS

         If we are not classified as a passive foreign investment company in any taxable year of a United States unitholder's holding period, that unitholder will generally recognize gain or loss upon the sale or exchange of our trust units equal to the difference (if any) between the amount the unitholder realizes on the sale or exchange and its adjusted tax basis in our trust units. Any gain or loss will be capital gain or loss and will be long-term capital gain or loss if the United States unitholder's holding period for the units is more than one year at the time of the sale or exchange. A special, lower capital gains rate may apply if a United States unitholder who is an individual has held our trust units for more than five years at the time of the sale or exchange. Gain or loss, if any, realized by a United States unitholder upon a sale or exchange of our trust units generally will be treated as having a United States source for United States foreign tax credit limitation purposes.

         FOREIGN CURRENCY GAINS

         In the case of a cash basis United States unitholder who receives Canadian dollars, or another foreign currency, in connection with a sale, exchange or other disposition of our trust units, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to the units as determined on the settlement date of the sale or exchange. An accrual basis United States unitholder may elect the same treatment required of cash basis taxpayers with respect to a sale or exchange of trust units, provided that the election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual basis United States unitholder does not elect to be treated as a cash basis taxpayer, that United States unitholder may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the date of the sale or exchange of the trust units and the date of payment. This currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by that United States unitholder on the sale, exchange or other disposition of the units.

         TAX CONSEQUENCES IF WE ARE OR HAVE BEEN A PASSIVE FOREIGN INVESTMENT COMPANY DURING YOUR HOLDING PERIOD

         If the Trust is classified as a passive foreign investment company, for any year during which a United States unitholder holds our trust units and that unitholder has


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not made a qualified electing fund election or a mark to market election (both as described below), that unitholder will generally be subject to special rules, regardless of whether the Trust continues to be a passive foreign investment company, with respect to any excess distribution (as defined below) and any gain realized upon the sale or other disposition of our trust units. Thus, these rules may apply to a United States unitholder whose holding period with respect to our trust units began prior to 2002 even if the Trust otherwise is not a passive foreign investment company thereafter. Under these rules:

         o the excess distribution or gain will be allocated ratably over the United States unitholder's holding period;

         o the amount allocated to the current taxable year and any year prior to the first year in which we are a passive foreign investment company will be taxed as ordinary income in the current year;

         o the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

         o an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years.

An "excess distribution", in general, is any distribution on our trust units received in a taxable year by a United States unitholder that is greater than 125% of the average annual distributions received by that unitholder in the three preceding taxable years or, if shorter, that unitholder's holding period for our trust units. A distribution will not be treated as an excess distribution for the taxable year during which a United States unitholder's holding period for our trust units begins. To the extent that any distributions received by United States unitholders do not constitute excess distributions, the amount that is not treated as an excess distribution will be taxable under the rules described above in "TAX CONSEQUENCES IF WE ARE NOT A PASSIVE FOREIGN INVESTMENT COMPANY DURING YOUR HOLDING PERIOD - DIVIDENDS."

         For purposes of the passive foreign investment company rules, if the Trust were classified as a passive foreign investment company, United States unitholders would be deemed to own an interest in any passive foreign investment companies that is treated as being owned directly or indirectly by the Trust. Accordingly, if the Trust were classified as a passive foreign investment company and PrimeWest Energy Inc. were also so classified, United States unitholders would be deemed to own an interest in PrimeWest Energy Inc. If, as a result of this rule, a United States unitholder is treated as owning PrimeWest Energy Inc. stock, that unitholder generally could be subject to the excess distribution rules upon:

         o a distribution with respect to the indirectly owned stock by PrimeWest Energy Inc. to the Trust,

         o        a disposition of the indirectly owned PrimeWest Energy Inc.
                  stock by the Trust, and


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         o        a disposition of our trust units by the unitholder that
                  reduces or terminates the unitholder's indirect ownership of PrimeWest Energy Inc. stock.

         All or a portion of any tax withheld by Canadian taxing authorities with respect to an excess distribution on our trust units may be eligible for foreign tax credits, subject to the complex limitations set forth above in "TAX CONSEQUENCES IF WE ARE NOT A PASSIVE FOREIGN INVESTMENT COMPANY DURING YOUR HOLDING PERIOD - DIVIDENDS - FOREIGN TAX CREDITS," including additional special limitations under the excess distribution rules. Because of the complexity of these limitations, each United States unitholder should consult his own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

         A United States person who holds "marketable stock" of a passive foreign investment company may avoid the imposition of the additional tax and interest rules described above by making a "mark to market" election in the first year of his holding period with respect to the passive foreign investment company stock. Our trust units should be treated as "marketable stock" for purposes of making that election. If a United States unitholder makes a timely mark to market election with respect to the trust units it owns at the close of its taxable year, the United States unitholder would include as ordinary income in that taxable year any excess of the fair market value of the United States unitholder's trust units as of the close of such year over its adjusted basis. Any mark to market loss is treated as an ordinary deduction, but only to the extent of prior ordinary income included pursuant to the election. The electing United States unitholder's basis in our trust units would be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of our trust units would be ordinary income or loss, except that any loss will be an ordinary loss only to the extent of the previously included net mark to market gain. An election to mark to market applies to the year for which the election is made and the following years unless the passive foreign investment company stock ceases to be marketable or the IRS consents to the revocation of the election. The mark to market rules do not appear to prevent the application of the excess distribution rules in respect of stock of PrimeWest Energy Inc. in the event that PrimeWest Energy Inc. were considered a passive foreign investment company. Accordingly, if the Trust and PrimeWest Energy Inc. were considered passive foreign investment companies, and a United States unitholder made a mark to market election with respect to the Trust, the United States unitholder may remain subject to the excess distribution rules described above with respect to its indirectly owned PrimeWest Energy Inc. stock. If a timely QEF election (as defined below) were made by a United States unitholder, the rules described in this paragraph would not apply.

         Alternatively, if a United States unitholder were able to make a timely qualified electing fund election (referred to as a "QEF election"), that holder would be able to avoid the additional tax and interest rules described above and instead would be required to include in income each year such holder's share of the Trust's net ordinary income and capital gains, if any. Generally, in order to avoid taxation under the excess distribution rules, the QEF election must be made in a timely filed federal income tax return of a United States unitholder for the first taxable year of the United States


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unitholder during which the Trust was (at any time) a passive foreign investment company. A QEF election cannot, however, be validly made unless the Trust agrees to provide certain U.S. tax basis information and meet certain other requirements. The Trust has not yet determined whether it will provide that information or meet those requirements. Therefore, we can provide no assurance that United States unitholders will be in a position to make a timely QEF election. United States unitholders who purchase our trust units are urged to consult with their own tax advisors regarding the possible availability of a QEF election.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

         Dividends on our trust units paid within the United States or through some U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding, currently at a 30% rate, unless the holder is a corporation or other exempt recipient or provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Information reporting requirements and backup withholding may also apply to the cash proceeds of a sale of our trust units.

         Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a United States unitholder's U.S. tax liability, and a unitholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.